Mail Stop 3561

September 25, 2008

Mr. Julian Steffenhagen
Chief Executive Officer
Hemacare Corporation
15350 Sherman Way, Suite 350
Van Nuys, CA 91406

> **Re:** **Hemacare Corporation**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2007**
> **Filed September 19, 2008**
> **File No. 000-15223**

Dear Mr. Steffenhagen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2007, filed September 19, 2008

Item 9A(T) Controls and Procedures

(b) Management's Annual Report on Internal Controls Over Financial Reporting, page 2

1. We reviewed your response to our prior comment one. Once you have completed your evaluation of your internal controls over financial reporting and formed a conclusion, please amend your Form 10-K to include such conclusion and remediation plan, if any.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services